Filed by Two Harbors Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Two Harbors Investment Corp.

Commission File No.: 001-34506

Date: December 17, 2025

The following communication was sent to employees of Two Harbors Investment Corp. (“Two Harbors”) via email on December 17, 2025 in connection with the proposed transaction between Two Harbors and UWM Holdings Corporation (“UWM”).

UWM AND TWO ANNOUNCE

DEFINITIVE MERGER AGREEMENT

All,

Today marks an exciting step in the evolution of TWO and RoundPoint, as we join forces with United Wholesale Mortgage (UWM), the largest originator in the country.

As you know, our goal when TWO and RoundPoint combined was to build a leading, competitive, mortgage company, and we are realizing that goal through our combination with UWM. This acquisition represents a powerful strategic alignment of two organizations —positioning the combined organization for accelerated growth and enhanced outcomes.

This acquisition brings together UWM’s leading originations business with TWO’s expertise in MSR investing and RoundPoint’s best-in-class servicing platform. This comes at a time when scale is more important than ever in the mortgage industry, and with UWM doubling the size of their servicing book, bringing their servicing in-house is the perfect alignment, allowing the combined company to deliver meaningful upside to shareholders. This partnership is a true win for everyone.

What this means for you

•	Our first priority is to assure you that both organizations are deeply committed to ensuring this change will be positive and as seamless as possible.
•	While we will have much to do between now and the closing of the transaction, our day-to-day operations will remain the same until then and we will all continue working hard towards our shared goal of best-in-class servicing. This a great opportunity to expand our servicing, so stay tuned for ways you can help us get ready for this growth.

•	Management at UWM understands what we have built and that we are proud of all we have accomplished. They understand the value that our company has created and what we bring to a combined entity.

We will host an all company meeting at 9:30am ET/8:30am CT. Details will be distributed.

Bill

William Greenberg

President, Chief Executive Officer, and Director

575 Lexington Ave., Suite 2930
New York, NY 10022
twoinv.com

nmls: #18188

The contents of this message and its attachments, if any, are meant for the sole use of the intended recipient and may be confidential, privileged, or otherwise protected from disclosure. If you are not the intended recipient of this message or have received this message in error, please delete it, immediately alert the sender by reply e-mail, and do not read, disclose, distribute, or otherwise use the information contained herein. Two Harbors and its affiliates do not waive any confidentiality or privilege if this message was misdirected. Two Harbors retains and monitors e-mail communications sent through its network. This e-mail does not constitute or form part of any offer or invitation to sell, or the solicitation of an offer to purchase any investment and is provided for information purposes only. Two Harbors believes that information they provide is accurate and complete as at the date of publication, but do not grant any warranty of such, and Two Harbors and its affiliates do not accept any liability in respect of errors or omissions. Past performance is not necessarily a guide to future results.

FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking statements,” including certain plans, expectations, goals, projections and statements about the benefits and synergies of the proposed transaction between Two Harbors and UWM; pro forma descriptions of the combined company and its operations, integration and transition plans, synergies and anticipated future performance; future opportunities for the combined company; Two Harbors’ and UWM’s plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction, the issuance of UWM common stock and preferred stock in connection with the proposed transaction; the expected filing by UWM with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a proxy statement / prospectus be included therein; the ability of the parties to complete the proposed transaction considering the various closing conditions; and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Two Harbors or UWM expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “estimate,” “plan,” “continue,” “intend,” “could,” “foresee,” “should,” “could,” “may,” “foresee,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Two Harbors’ and UWM’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although Two Harbors and UWM believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the companies can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include, among other things: the expected timing and likelihood of completion of the proposed transaction; the ability to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Two Harbors’ stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction in a timely manner or at all; risks relating to the value of the UWM securities to be issued in the proposed transaction; risks related to disruption of management’s attention from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of common stock of UWM or Two Harbors; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Two Harbors and UWM to retain and hire key personnel and the effect on the operating results and businesses of Two Harbors and UWM generally; the outcome of any legal proceedings relating to the proposed transaction; including stockholder litigation in connection with the proposed transaction; the risk that restrictions during the pendency of the proposed transaction may impact Two Harbors’ or UWM’s ability to pursue certain business opportunities or strategic transactions; that Two Harbors or UWM may be adversely affected by other economic, business or competitive factors; changes in future loan production; the availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for mortgage-related investments; legislative and regulatory changes that could adversely affect the business of Two Harbors or UWM. All such factors are difficult to predict and are beyond the control of Two Harbors and UWM, including those detailed in Two Harbors’ annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on Two Harbors’ website at www.twoinv.com/investors and on the SEC’s website at www.sec.gov, and those detailed in UWM’s annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on UWM’s website at https://investors.uwm.com/ and on the SEC’s website at www.sec.gov.

Each of the forward-looking statements of Two Harbors or UWM are based on assumptions that Two Harbors or UWM, as applicable, believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither Two Harbors nor UWM undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, UWM will file with the SEC the Registration Statement that will include a preliminary proxy statement of Two Harbors and that will also constitute a prospectus of UWM. The proposed transaction will be submitted to the stockholders of Two Harbors for their approval. Two Harbors and UWM may also file other documents with the SEC regarding the proposed transaction. UWM may not sell the common or preferred stock referenced in the preliminary proxy statement / prospectus until the Registration Statement filed with the SEC becomes effective. The preliminary proxy statement / prospectus and this communication are not offers to sell UWM securities, are not soliciting an offer to buy UWM securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement / prospectus will be sent to the stockholders of Two Harbors. This document is not a substitute for the Registration Statement and proxy statement / prospectus that will be filed with the SEC or any other documents that Two Harbors or UWM may file with the SEC or send to stockholders of Two Harbors in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF TWO HARBORS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain a free copy of the Registration Statement and the proxy statement / prospectus (when available) and all other documents filed or that will be filed with the SEC by Two Harbors or UWM on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Two Harbors will be made available free of charge on Two Harbors’ website at www.twoinv.com/investors or by directing a request to: Two Harbors Investment Corp., 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, Attention: Investor Relations. Copies of documents filed with the SEC by UWM will be made available free of charge on UWM's website at investors.uwm.com or by directing a request to: UWM Holdings Corporation, 585 South Boulevard E. Pontiac, Michigan, 48341, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Two Harbors, UWM and their directors, executive officers and certain other members of management and employees of Two Harbors and UWM may be deemed to be “participants” in the solicitation of proxies from the stockholders of Two Harbors in connection with the proposed transaction. Securityholders can find information about Two Harbors and its directors and executive officers and their ownership of Two Harbors common stock in Two Harbors’ annual report on Form 10-K for the fiscal year ended December 31, 2024 and in its definitive proxy statement relating to its 2025 annual meeting of stockholders filed with the SEC on April 2, 2025 (the “Two Harbors 2025 Proxy”). Please refer to the sections captioned “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Stock Ownership” and “Proposal 2: Advisory Vote Relating to Executive Compensation” in the Two Harbors 2025 Proxy. Any changes in the holdings of Two Harbors’ securities by its directors or executive officers from the amounts described in the Two Harbors 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Two Harbors 2025 Proxy and are available on the SEC’s website at www.sec.gov. Information regarding UWM’s directors and executive officers is available in UWM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in its definitive proxy statement relating to its 2025 annual meeting of stockholders filed with the SEC on April 25, 2025 (the “UWM 2025 Proxy”). Please refer to the sections captioned “Compensation Discussion and Analysis”, “Executive Compensation”, “Stock Ownership” and “Proposal 3 – Advisory Vote on Executive Officer Compensation” in the UWM 2025 Proxy. Any changes in the holdings of UWM’s securities by its directors or executive officers from the amounts described in the UWM 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the UWM 2025 Proxy and are available on the SEC’s website at www.sec.gov. Additional information regarding the interests of such individuals in the proposed transaction will be included in the proxy statement / prospectus relating to the proposed transaction when it is filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act